# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOTHERLY HOTELS, INC., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 306 South Henry Street, Suite 100, Williamsburg, Virginia (VA), 23185
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001570284

## Reporting persons
- Gator Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,002,962; sole dispositive power 0; shared dispositive power 1,002,962; aggregate amount beneficially owned 1,002,962 (4.89% of the class)
- Derek Pilecki: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,002,962; sole dispositive power 0; shared dispositive power 1,002,962; aggregate amount beneficially owned 1,002,962 (4.89% of the class)
- Gator Financial Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 916,413; sole dispositive power 0; shared dispositive power 916,413; aggregate amount beneficially owned 916,413 (4.47% of the class)
- ECA Fund, Lp: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 78,349; sole dispositive power 0; shared dispositive power 78,349; aggregate amount beneficially owned 78,349 (0.37% of the class)

## Item 1. Issuer
Name of issuer: SOTHERLY HOTELS, INC.
Address of issuer's principal executive offices: 306 South Henry Street, Suite 100, Williamsburg, VIRGINIA 23185

## Item 2. Person Filing
Name of person filing:
Gator Capital Management, LLC
Derek Pilecki
Gator Financial Partners, LLC
ECA Fund, LP
Address of principal business office or, if none, residence:
2502 N. Rocky Point Dr.
Ste 665
Tampa, FL 33607
Citizenship:
Gator Capital Management, LLC is a Delaware limited liability company
Derek Pilecki is a United States citizen
Gator Financial Partners, LLC is a Delaware limited liability company
ECA Fund, LP a Texas Limited Partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gator Capital Management, LLC 1,002,962
Derek Pilecki 1,002,962
Gator Financial Partners, LLC 916,413
ECA Fund, LP 78,349
Percent of class:
Gator Capital Management, LLC 4.89%
Derek Pileck 4.89%
Gator Financial Partners, LLC 4.47%
ECA Fund, LP 0.38%.
Sole power to vote or to direct the vote:
N/A
N/A
N/A
Shared power to vote or to direct the vote:
Gator Capital Management, LLC 1,002,962
Derek Pilecki 1,002,962
Gator Financial Partners, LLC 916,413
ECA Fund, LP 78,349
Sole power to dispose or to direct the disposition:
N/A
N/A
N/A
Shared power to dispose or to direct the disposition:
Gator Capital Management, LLC 1,002,962
Derek Pilecki 1,002,962
Gator Financial Partners, LLC 916,413
ECA Fund, LP 78,349

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement dated March 6, 2025, among Gator Financial Partners, LLC, Gator Capital Management, LLC, and Derek Pilecki.

## Signatures
- Gator Capital Management, LLC: Derek Pilecki, Managing Member (06/30/2025)
- Derek Pilecki: Derek Pilecki, Individual (06/30/2025)
- Gator Financial Partners, LLC: Derek Pilecki, Managing Member (06/30/2025)
- ECA Fund, Lp: Derek Pilecki, Derek Pilecki (06/30/2025)
Comment: After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.